

Mail Stop 4631

April 24, 2017

<u>Via E-Mail</u>
Thomas O. Miller, Esq.
Senior Vice President, General Counsel, and Corporate Secretary
Engility Corporation
4803 Stonecroft Boulevard
Chantilly, VA 20151

>   **Re: Engility Corporation**
>   **Registration Statement on Form S-4**
>   **Filed April 19, 2017**
>   **File No. 333-217383**

Dear Mr. Miller:

This is to advise you that we have not reviewed and will not review your registration statement.

Please refer to Rules 460 and 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action, or absence of action by the staff.

You may contact Edward M. Kelly, Senior Counsel, at (202) 551-3728 with any questions.

>   Very truly yours,
>
>   /s/ Pamela A. Long
>
>   Pamela A. Long
>   Assistant Director
>   Office of Manufacturing and Construction

cc: <u>Via E-Mail</u>
        Ryan D. Thomas, Esq.
        Jay H. Knight, Esq.

Bass, Berry & Sims PLC
150 Third Avenue South, Suite 2800
Nashville, TN 37201